STRYVE FOODS, INC.

Post Office Box 864

Frisco, TX 75034

November 7, 2024

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Eranga Dias

Re:	Acceleration of Effective Date
Stryve Foods, Inc.
Registration Statement on Form S-1 (File No. 333-282043)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Stryve Foods, Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 9:00 a.m., Eastern Time, on November 8, 2024, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. John Wolfel of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 359-8778.

Very truly yours,

Stryve Foods, Inc.

By:	/s/ R. Alex Hawkins
R. Alex Hawkins
Chief Financial Officer